

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via E-mail
David M. Handler
Chief Executive Officer
Corindus Vascular Robotics, Inc.
309 Waverley Oaks Road, Suite 105
Waltham, MA 02452

      Re: **Corindus Vascular Robotics, Inc.**
                 Registration Statement on Form S-1
                 Filed October 21, 2014
                 File No. 333-199498

Dear Mr. Handler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market, Industry, and Other Data

1. Please tell us whether you commissioned any of the industry or market data presented in your prospectus. Also tell us whether you commissioned or had any other relationship with the clinical and other studies mentioned in your prospectus, other than the relationships that you disclose on page 48.

Prospectus Summary, page 1

2. We note that your summary primarily is a repetition of large sections of your "Business" disclosure beginning on page 42. Please substantially revise your summary by carefully considering and identifying those aspects of the offering that are the most significant and highlighting those points clearly, rather than merely repeating identical disclosure that appears later in your prospectus.

Our Business, page 1

3.   We note your statement that you have "installed 20 CorPath Systems." If you have not
        sold those systems for the full price, please clarify your disclosure.

PCI History and Development, page 1

4.   We note your disclosure on page two about "greatly improved" procedures. Please tell us
        about the results of any studies of whether robotic surgical procedures improve patient
        outcomes.

Our Precision Robotics System, page 3

5.   If you elect to highlight the PRECISE study in your prospectus summary, please provide
        equally prominent disclosure of your sponsorship of the study.

Overview of Industry and Market, page 4

6.   Please balance your disclosure by highlighting here your statement on page 52 that cath
        lab patient volume has decreased.

Our Business Model, page 4

7.   You state that your current product line is sold by your direct sales force, yet on page 33
        you state you also sell through distributors. Please clarify.

Emerging Growth Company, page 8

8.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications.

9.   We note your reference to five years in the second sentence of this section. Please clarify
        when that period started.

Risk Factors, page 12

10.   The fourth sentence of this section suggests that you might have omitted risk factors
        required to be disclosed by Regulation S-K Item 503(c). Please disclose all required risk
        factors, and remove any implication that you have not done so.

The commercial success of our products will depend on the degree of market acceptance, page 13

11.   Please tell us how use of your product affects the cost of operating a lab and the cost of a procedure.

We could be subject to significant, uninsured liabilities, page 15

12.   Please replace the term "certain" in the first sentence with more specific disclosure about the material risks at issue.

Complying with FDA regulations, page 23

13.   Please provide us your analysis of whether Rule 436 requires that you file the consent of (1) the expert external staff, consultants and advisors that you mention in the last paragraph as the basis of your belief that you are within the scope of your 510(k) clearance, (2) the doctors that you name on page 48, and (3) BSI Group as named on page 54.

14.   Given your disclosure of the capabilities of your product beyond the FDA-cleared procedure, please clearly disclose in an appropriate risk factor FDA restrictions on your activities as they apply to off-label uses.

Market Price, page 28

15.   Please provide disclosure for the entire period required to be addressed by Regulation S-K Item 201(a)(1).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

16.   We note your discussion on page F-14 regarding your sole worldwide distributorship agreement with Philips which expired on August 7, 2014. On page 33, you disclose that you sell your CorPath 200 System directly and through distributors. Please respond to the following:
    •   Please revise to reconcile your disclosure on page 33 with your disclosure on page F-14.
    •   Please also tell us why you do not discuss the termination of your distributorship with Philips in your MD&A. Refer to Item 303(a)(3) of Regulation S-K.

17.   Please discuss the portion of your sales in each of the periods presented that are based on the CorPath utilization agreements involving premium pricing for consumables that you mention on page 52. Also disclose the expiration dates of material CorPath utilization agreements or material groups of utilization agreements.

Critical Accounting Policies, page 33

Stock Based Compensation, page 34, and Warrant Revaluation, page 34

18.   Please tell us how you determined the fair value of your common stock for the purposes of determining stock based compensation and warrant revaluation.   Discuss the assumptions and judgments required to make the estimates.

Discussion of Six Months ended June 30, 2013 compared to Six Months ended June 30, 2014, page 36

Revenue, page 36

19.   We note that the increase in revenue is attributed to increased sales of systems, higher pricing and increased sales of cassettes and accessories. Please quantify the amount of the increase attributable to each factor disclosed. Please also apply to your similar discussion of revenue for the years ended December 31, 2012 and 2013. Refer to Instruction 4 to Item 303(a) and FRR 501.04.

Cost of Revenue, page 36

20.   Please separately discuss the costs of the CorPath 200 system and cassettes. Also apply this comment to your cost of revenue disclosure on page 38.

Corporate Overview and History, page 42

21.   Please tell us why this section does not describe (1) the transactions disclosed in your Form 8-K filed July 7, 2014, including the Note which appears to require the company to transfer to the then president all of its assets, and the change in control, and (2) the related repurchase agreement included with your Form 8-K amended August 15, 2014.

Business, page 42

22.   In an appropriate section of your document, please provide the disclosure required by Regulation S-K Item 506, including (1) a comparison of the offering price of this offering to the cash contribution of those people mentioned in the first sentence of that Item, and (2) the net tangible book value per share, and the amount of immediate dilution from the offering price.

23.   Please disclose in this section your reliance on major customers mentioned on page F-18. Add any appropriate risk factors. Also, if you do not name the key customers in your document, please tell us the names, and provide us your analysis of why those names need not be disclosed.

Overview of Business and Market, page 45

24.   Of the labs, rooms and procedures that you describe in this section, please tell us the portion that satisfy the criteria that you identify in the third paragraph under "Sales and Marketing" on page 50 as customers likely to purchase your product.

Intellectual Property, page 49

25.   Please disclose the scope of your granted patents, including a clear indication of the technology protected, the geographic scope of that protection, and the date that material patents expire.

Competition, page 52

26.   Please reconcile your disclosure here that you do not face direct compensation with your disclosure on page 21 that you have demonstrated substantial equivalence to another device.

27.   Please tell us how you determined which competitors to name in this section and which companies are dominant in the robotic surgery market.

Executive Officers and Directors, page 59

28.   Please disclose Mr. Bachrach's position with ESC Medical Systems during the periods you describe.

29.   Please disclose when the agreements to designate directors end and who has agreed to vote in favor of the designees.

30.   Please provide the disclosure required by Regulation S-K Item 401 for each of the individuals identified in the table on page 66. Also, include a row for each of those individuals in the table on page 73.

Director Compensation, page 64

31.   Please provide the disclosure required by the Instruction to Regulation S-K Item 402(r)(2)(iii) and (iv).

Summary Compensation Table, page 66

32.   Please reconcile your disclosure in footnote (6) and in the last paragraph on page 67 with Regulation S-K Item 402(n)(2)(iv) which provides that you should report the compensation in the year earned.

Certain Relationships and Related Party Transactions, page 71

33.   Please provide in this section the disclosure required by Regulation S-K Item 404
        regarding the distributor agreement with Philips mentioned on page F-14, the share
        repurchase mentioned on page F-39, the forgiveness of the related party note on page
        F-45, and the loan transaction represented by exhibit 10.9 including the extent to which
        proceeds were used to pay affiliates.

Lock-up Agreements, page 72

34.   Please identify which related persons and selling stockholders are parties to this
        agreement. We note that your disclosure here refers to "certain" security holders, while
        your disclosure in the paragraph following the footnotes on page 75 suggests that all
        beneficial owners are subject to the lock-up agreement.

Principal and Selling Stockholders, page 73

35.   Please disclose the natural person or persons who exercise the sole or shared voting and/or
        dispositive powers with respect to the shares held by each entity identified in the table.

36.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of
        broker-dealers.

37.   Please describe the material terms of the transaction in which the selling stockholders
        acquired the offered shares, including the preemptive rights granted by section 4.9 of
        exhibit 10.28.

Control Share Acquisitions, page 80

38.   We note your disclosure that these provisions are applicable if you are an "issuing
        corporation." Please clarify whether you are an "issuing corporation" and whether you
        satisfy the stockholder requirements mentioned in the first sentence of this section.

Sale of Restricted Shares, page 81

39.   Please how us how you calculated the 3,688,000 shares mentioned in the second
        paragraph, given the 5% quarterly lock-up release mentioned in the first paragraph on
        page 82.

Where You Can Find Additional Information, page 83

40.   Please provide us your analysis of when your reporting obligation was automatically
        suspended by Section 15(d) of the Exchange Act given the number of record holders of

your common stock. Address in your response how the reporting suspension affects (1) the disclosure required by Regulation S-K Item 502(b), and (2) your disclosure regarding Rule 144 sales; for guidance, please see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 132.09. In this regard, please also tell us why you believe it is appropriate for the facing page of your latest Form 10-K to represent to investors that your common stock is registered under Section 12(g) of the Exchange Act.

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

Financial Instruments, page F-11

41.   Please tell us where you have provided the disclosures required by FASB ASC 820-10-50-2. For recurring and nonrecurring fair value measurements you should disclose the fair value measurement at the end of the reporting period and the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety.

Cash Equivalents, page F-12

42.   We note that you consider short-term investments with original maturity dates of three months or less at the date of purchase to be cash equivalents. Please tell us how your policy considers the definition of cash equivalents in the FASB Master Glossary, including whether your short-term investments are highly liquid.

Product Warranty and Allowance for Doubtful Accounts, page F-12

43.   We note that your allowance for doubtful accounts is based on your assessment of the collectability of your customers' accounts. Please revise to disclose how you considered FASB ASC 310-10-35-8 and 35-9.

44.   We note that you offer your customers a standard one-year warranty. Please tell us how you considered the disclosures required by FASB ASC 460-10-50-8(b) with respect to your accounting policy and methodology used in determining your liability for product warranties (including any liability associated with extended warranties).

Revenue Recognition, F-14

45.   We reference the disclosure regarding the CUP program under which you place systems in the field and the customer agrees to purchase a minimum number of cassettes each month. Please explain to us in further detail the significant terms of the CUP program, including what happens to the equipment at the end of the term. In addition, please tell us the accounting literature that you followed in determining to recognize revenue under

the program on the sale and shipment of each cassette. Please disclose whether this results in recognizing revenue straight-line over the term of the contract.

46.   We see that you sell service plans with an extended warranty period and component upgrades. Please tell us how you determine best estimate of selling price for each service.

47.   We note that you recognize revenue on multiple-element arrangements for the entire arrangement (system, installation and initial training) upon acceptance by the end-user customer. Please tell us the nature of your multiple-deliverable arrangements, including the terms of acceptance and when acceptance typically occurs for your arrangements. Please also tell us how you account for transactions where you sell products together with service contracts. Ensure that your disclosure includes all of the disclosures required by FASB ASC 605-25-50-2.

48.   With respect to your distributorship agreement with Philips, we note that this agreement gave Philips a sole worldwide distributorship for your product for the periods presented in the financial statements. Please disclose how you accounted for revenues under this agreement and separately explain to us the basis for your accounting policy including your analysis of the significant terms of the agreement in determining your policy under U.S. GAAP. For example, you disclose that under the agreement, Philips sold the equipment directly to the end user and you were responsible for installation and initial training. Discuss how you considered these terms in determining the appropriate revenue recognition policy.

49.   Further, you disclose that the agreement with Philips expired August 7, 2014. Please explain to us how you are selling your products after that date and how you are recognizing revenues on those transactions. Please tell us whether you have entered into new distributorship agreements since the expiration of the one with Philips. If you have, please tell us the significant terms of those agreements and explain your analysis under U.S. GAAP in determining how to recognize revenue.

50.   We note that you record shipping and handling costs charged to customers as a selling expense in the period incurred, and any payments from customers for shipping costs as a reduction to selling expense. Please explain how you considered FASB ASC 605-45-45-20 and 45-21 in determining that it was appropriate to classify amounts billed to your customers for shipping as an offset to your selling expenses. If the shipping and handling costs you incur are significant, please disclose the amount of those costs and the line item on the income statement that includes those costs consistent with FASB ASC 605-45-50-2.

Concentrations of Credit Risk and Significant Customers, page F-18

51.   Please reconcile with the disclosures of revenues from Philips on page F-19. Please also provide the disclosure required by FASB ASC 280-10-50-42 for 2012, or tell us why the information is not required.

Item 15. Recent Sales of Unregistered Securities

52.   Please tell us when you filed the Form D for the August 12, 2014 transaction that you disclose here as exempt from registration based on Regulation D. Also, indicate the facts relied upon to make the cited exemption available for the acquisition, including the number of investors.

Item 17. Undertakings

53.   Please provide the undertaking required by Regulation S-K Item 512(a)(6).

Exhibits

54.   Please file as exhibits your agreement with Philips described on page F-14, and your employment and other agreements with David Long. Also, please include all attachments in your Exhibits 10.4 and 10.6, other than the information you seek to keep confidential pursuant to Rule 406.

55.   Please provide the exhibit required by Regulation S-K Item 601(b)(101). For guidance, please see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 146.17.

Exhibit 5.1

56.   The exhibit that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) should not assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, we note the last three sentences of the paragraph following the paragraphed numbered iii in this exhibit. Please file a revised exhibit accordingly. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Katlin Tillan, Assistant Chief Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Mark J. Mihanovic